DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

August 4, 2008

Via Courier and EDGAR

Linda Van Doorn, Senior Assistant Chief Accountant
Wilson Lee, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Behringer Harvard Multifamily REIT I, Inc. Amendment No. 3 to Form S-11 SEC Supplemental Comment letter dated July 23, 2008 File No. 333-148414

(Confidential, For Use of the Commission Only)

Dear Ms. Van Doorn and Mr. Lee:

On behalf of our client, Behringer Harvard Multifamily REIT I, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached supplemental response for filing with the Securities and Exchange Commission via EDGAR (the “Supplemental Response.”)

The Supplemental Response provides information requested in the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Gerald J. Reihsen, III of the Company dated July 23, 2008 (the “Comment Letter”).  The Company’s response to the Comment Letter is keyed to the Staff’s numbered comment also reproduced below in bold.

Securities and Exchange Commission

August 4, 2008

Form S-11/A Filed on May 9, 2008

Financial Statements and Notes

General

1.                                     Please tell us how you assessed asset and credit concentration as of December 31, 2007 and March 31, 2008. Your response should include your asset and credit concentration exposure through your equity investees’ mortgage notes receivable and other lending arrangements. For loans that are secured only by the properties, address whether or not the properties are related through cross default or collateral arrangements or through any other means. For loans that are recourse to the borrower or have guarantee provisions or other terms which creates a common asset or credit risk exposure, please describe the nature of the asset and/or credit concentration and quantify it as of each balance sheet date. Exposures to common or related borrowers or guarantors should be combined for purposes of assessing asset and credit concentration. For exposures in excess of 20% of assets, tell us what consideration you gave to including financial statements for the related borrower or guarantor. For exposures in excess of 10% but not in excess of 20% of assets, tell us what consideration you gave to including financial information relative to such borrower or guarantor.

Response: Each of the loan investments that have been made by Behringer Harvard Multifamily REIT I, Inc. (the “Company”) and/or its unconsolidated real estate joint ventures (the “Ventures”), while sharing a similar business strategy and similar structures, are uniquely and separately negotiated transactions identified as self-contained projects focused on the particular development project.  For each such investment the project specific lien or pledge is the paramount source of credit support for the respective loan.  Other arrangements, while important safeguards, are not seen as significant credit enhancements beyond these liens and pledges.  The following analysis considers some of these other arrangements in light of your comment, however, it is the Company’s ultimate conclusion that the ultimate credit risk in respect of each of its investments is isolated to the related  project and the liens and pledges granted in connection with that loan and that the additional arrangements do not create the type of access to the credit of third parties that result in reliance on such credit or any resulting concentration of credit risk.  The only exception to this is with respect to the Lovers Lane Townhomes junior and senior mezzanine loans, as described below (and we note that the Lovers Lane Townhomes junior mezzanine loan is the only loan made by the Company directly and not through a Venture).

I.              Literature Used in our Assessment of Asset and Credit Concentration

We supplementally advise the Staff that we are aware of the requirements for operating properties contained within the following guidance:

SEC Staff Training Manual — Accounting Disclosure Rules and Practices, Topic Two: Other Financial Statements Required, Section II: Real Estate Acquisitions and Properties Securing

Mortgages (herein referred to as “Topic Two”) Paragraph C: PROPERTIES SECURING ACQUISITION DEVELOPMENT AND CONSTRUCTION (“ADC”) ARRANGEMENTS and Paragraph D: PROPERTIES SECURING ORDINARY LOANS.

SEC Staff Accounting Bulletin No. 103, Topic 1: FINANCIAL STATEMENTS, I. Financial Statements Of Properties Securing Mortgage Loans, Question 1, Interpretative Response, “Where the amount of a loan exceeds 20% of the amount in good faith expected to be raised in the offering, disclosures would be expected to consist of financial statements for the underlying operating properties for the periods contemplated by Rule 3-14. Further, where loans on related properties are made to a single person or group of affiliated persons which in the aggregate amount to more than 20% of the amount expected to be raised, the staff believes that such lending arrangements result in a sufficient concentration of assets so as to warrant the inclusion of financial and other information regarding the underlying properties.”

II.            Entity-level Asset and Credit Concentration Assessments

                The Company has analyzed asset and credit concentration at each balance sheet date and disclosed the appropriate financial information for both the Ventures and the entities that own the particular real estate projects (the “Project Entities”) (see footnote 5 of the consolidated financial statements of the Company as of March 31, 2008 and footnote 4 of the consolidated financial statements of the Company as of December 31, 2007).  The consolidated financial statements of the Company as of March 31, 2008 and December 31, 2007 include the separate financial statements and additional financial information pursuant to Rules 3-09, 3-14, and 4-08(g) of Regulation S-X under each Rules’ respective individual and combined testing requirements.  This disclosure and the calculations are updated quarterly.

III.           Other Asset and Credit Concentration Assessments

A.            Relationships through Cross-default or Collateral Arrangements

                None of the loans made by the Company or its Ventures are related through cross-default or collateral arrangements, except for the Lovers Lane Townhomes junior mezzanine loan and the Lovers Lane Townhomes senior mezzanine loan (the “Lovers Lane Loans”).  The Lovers Lane Loans are related through a cross-default provision in the Lovers Lane junior mezzanine loan, and through a common development project that serves as the underlying collateral for both loans (directly in the case of the Lovers Lane senior mezzanine loan, which is secured by a second mortgage, and indirectly in the case of the Lovers Lane junior mezzanine loan, which is secured by a pledge of the ownership interests in the project owner).  Therefore, the Lovers Lane Loans are combined for determining asset and credit concentration.

                To date, the amount of the Lovers Lane junior loan has been of an immaterial amount ($1,000), so combining the Lovers Lane Loans for assessing asset and credit concentration has had no impact on the analysis.  When combined, the value of the Company’s investments in and advances under the Lovers Lane Loans were less than 2% of consolidated total assets of the Company as of March 31, 2008 and December 31, 2007.

Following are the balances of each loan as of March 31, 2008:

	Unpaid	Company’s	Company’s Share of the
	Balance	Share	Unpaid Balance
Lovers Lane Senior Mezzanine Loan	$3,262,006	55%	$1,794,103
Lovers Lane Junior Mezzanine Loan	1,000	100%	1,000
	$3,263,006		$1,795,103

Following are the balances of each loan as of December 31, 2007:

	Unpaid	Company’s	Company’s Share of the
	Balance	Share	Unpaid Balance
Lovers Lane Senior Mezzanine Loan	$3,172,738	55%	$1,745,006
Lovers Lane Junior Mezzanine Loan	1,000	100%	1,000
	$3,173,738		$1,746,006

Apart from the relationship between the Lovers Lane Loans, the only other ways that the Company’s loans can be considered at all related for purposes of asset and credit concentration are discussed below.

B.            Relationships through Guarantee Agreements

                Certain loans made by the Company or its Ventures may be considered related through common guarantors.  These include the Lovers Lane Loans, which have guarantee agreements provided by the same commercial real estate development company, and the loans made to Fairfield at Baileys Crossing, Fairfield at Columbia Village (Tower 55 Hundred), and Fairfield at Cameron House (the “Fairfield Projects”), which have guarantee agreements provided by the same commercial real estate development company (“Fairfield Residential”).  The Lovers Lane Loans were analyzed together as discussed above for asset and credit concentration, so it is not necessary to further analyze their connection through a common guarantor for asset or credit concentration.  However, we analyze the Fairfield Projects below to determine whether or not the guarantee agreements made by Fairfield Residential give rise to an asset or credit concentration.

                Each of the loans made to the Fairfield Projects were uniquely and separately negotiated and are secured by unique and separate properties.  These separate sources of collateral are the paramount sources of credit support for the loans.  In addition, two of the three Fairfield Projects have had substantial subordinated equity investments made by a third-party institutional investor.  In addition to bolstering the value of the underlying collateral of these projects by providing initial equity capital for them, the third-party investor has an incentive to contribute additional capital if necessary to complete the projects.  This is because the third-party investor will need to ensure project completion in order to protect its equity investment, which is subordinate to that of the applicable senior lender and Venture lender.  As a result, the Company’s access to the credit of Fairfield Residential is reduced.

                The loans also include certain representations, warranties and guarantee agreements applicable to the construction period only that are similar to traditional general contractor obligations for development projects.  The guarantee agreements are in the form of bankruptcy obligation agreements and cost and completion agreements entered into by Fairfield Residential.  These agreements expire upon completion of the projects and are not coterminous with the maturity of the loan made by the applicable Venture.  The bankruptcy obligation agreements provide that, in the event that the applicable Project Entity becomes the subject of a bankruptcy or insolvency proceeding prior to project completion, Fairfield Residential must repay all principal and interest on the applicable Venture’s mortgage loan, provided the Venture does not consent in writing to or otherwise join as a party in such proceeding.  Because the Venture may not join in the bankruptcy proceeding, it would need to rely on a voluntary bankruptcy or other creditors forcing the Project Entity into bankruptcy for this agreement to be actionable.  In addition, the Venture’s rights under the bankruptcy obligation agreement are subordinated to the decisions of the senior lender and the Venture cannot enforce it without the senior lender’s consent until the senior loan has been repaid.  For these reasons, the Company does not believe that the Fairfield Residential bankruptcy obligation agreements give rise to material access to the credit of Fairfield Residential.  The paramount source of credit support for each Venture’s loan is the unique property which serves as collateral for that particular loan.

                Fairfield Residential has also agreed that it will assure the completion and payment of costs of the Fairfield Projects if the Project Entities fail to do so.  The protection provided under a cost and completion agreement is protection from exposure from failure of construction completion and/or construction cost overruns. Each project pledged as collateral for the relevant loan resides in a stand-alone geographic location and has construction risk dispersed among its particular subcontractors. In the unlikely event that Fairfield Residential is unwilling to fulfill its obligations, the project’s equity and debt holders would likely engage a new general contractor to complete the project. These parties would also reduce cost and completion agreement exposure by applying against future costs (a) the remaining portion of their funding commitments, (b) deferred fees that the commercial real estate development company would forgo as a result of their default, (c) additional equity from current equity holders to prevent dilution of their interests, and (d) recoveries from Fairfield Residential. As a result, valuation of exposures under a cost and completion agreement is unique to each property, and the value provided by each agreement is different and mutually exclusive from collateral exposures. Exposure to the value of the cost and completion agreement may not result in any exposure in the value of the loan or the collateral.

                These cost and completion agreements provide protections similar to surety bonds.  Like surety bonds, the protection provided is protection from exposure from failure of construction completion and/or construction cost overruns.  Moreover, the senior lenders of these projects also have cost and completion agreements and would likely enforce them in circumstances in which there were construction cost overruns.  Finally, as discussed above, two of the three Fairfield Projects have a third-party investor with a substantial interest in financing project completion itself, if necessary.  For these reasons, the Company does not believe that the Fairfield Residential cost and completion agreements give rise to material access to the credit of Fairfield Residential.  The paramount source of credit support for each Venture’s loan is the unique property which serves as collateral for that particular loan.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

Cc:	Michael McTiernan, SEC Special Counsel Angela McHale, SEC Staff Attorney Gerald J. Reihsen, III, Behringer Harvard Multifamily REIT I, Inc.